Mail Stop 3010

April 28, 2010

Via U.S. Mail and Facsimile 212.751.3550

Mr. Robert L. Levy
Chief Financial Officer, Principal Accounting Officer and Director
Independence Tax Credit Plus L.P. IV
625 Madison Avenue
New York, NY 10022

      Re: Independence Tax Credit Plus L.P. IV
              Form 10-K for Fiscal Year Ended March 31, 2009
              Filed June 29, 2009
              File No. 033-89968

Dear Mr. Levy:

We have reviewed your response letter dated March 19, 2010 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Short-Term, page 9

1.   We note your response to comment 1 from our letter dated March 9, 2010. Please explain to us how you have addressed direct financial assistance received from the General Partner or its affiliates in your analysis. In your response, provide us with a detail of the due to general partners and affiliates balance as of March 31, 2009 and each subsequent quarter period end including, but not limited to, accrued but unpaid management fees and operational advances.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

Robert Telewicz
Senior Staff Accountant